Confidential
December 28, 2022
Ms. Li Xiao
Ms. Angela Connell
Ms. Doris Stacey Gama
Mr. Jason Drory
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:
YishengBio Co., Ltd (CIK No. 0001946399)
Response to the Staff’s Comments on
Amended No. 2 to Draft Registration Statement on
Form F-4 Confidentially Submitted on December 7, 2022

Dear Ms. Li Xiao, Ms. Connell, Ms. Gama and Mr. Drory,
On behalf of our client, YishengBio Co., Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 16, 2022 on the Company’s amendment No. 2 to draft registration statement on Form F-4 confidentially submitted on December 7, 2022. Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.
To facilitate your review, we have separately sent to you via email today a copy of the Registration Statement, marked to show changes to the amendment No. 2 to draft registration statement on Form F-4, and will, upon your request, deliver paper copies of the same to you.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted December 7, 2022
Frequently Used Terms, page 4
1.
We note your response to prior comment 1 and reissue. Please revise your definition of “China” or “PRC” to clearly state that the legal and operational risks associated with China also apply to Hong Kong and Macau.

The Company acknowledges the Staff’s comments and advises the Staff that it does not have any substantive business operations in Hong Kong or Macau and does not currently expect to have any substantive business operations in these regions in the foreseeable future. The Company has supplemented a risk factor to discuss the any potential regulatory impact in Hong Kong and Macau, considering the legal and operational risks associated with China, on the Company’s hypothetical future business operations in these regions. Please refer to the revised disclosure on pages 4, 117 and 118 of the Registration Statement.
Questions and Answers About the Proposals
Q: What shall be the relative equity stakes of Summit Shareholders, YS Biopharma shareholders immediately after the consummation of the Business…, page 13
2.
We note your response to prior comment 2 and the changes made to your tabular disclosure on pages 13 and 14. The sum of the share amounts and ownership interests presented in these tables do not equal the total pro forma shares outstanding, presumably due to double-counting within the (a) Sponsor, (b) Sponsor and certain Summit directors as a group and (c) Sponsor and its affiliates’ total potential ownership interest line items. Please revise your tables so that they are mathematically accurate and agree to the pro forma shares outstanding presented elsewhere in the document. In this regard, consider presenting those line items that are not included in the total pro forma shares outstanding below the tables for informational purposes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of the Registration Statement.
Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination (page 218)
YS Group, page 29
3.
We note your response to prior comment 3, including your revised footnote disclosure where you discuss the Concert Agreement and disclosure that “[t]he Concert Agreement will continue after the Business Combination and shall remain effective unless otherwise terminated by mutual consent of the Concert Parties.” Given that Mr. Yi Zhang is a party to the Concert Agreement, please update your potential controlled company disclosure on page 49, risk factor disclosure on page 119 and your disclosure of YS Group and YS Biopharma Relationships and Related Party Transactions on page 369 to discuss the Concert Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49, 122 and 379 of the Registration Statement.
Proposal No. 1 — The Business Combination Proposal
Background of the Business Combination
Timeline of the Business Combination, page 163
4.
We note your response to prior comment 5, including your revised disclosure on page 163 where you discuss how negotiations evolved during the course of the parties exchanging letters of intent and reissue in part. For example, you state that “on June 17, June 22, and June 26, 2022, respectively, YS Biopharma and Summit exchanged several revised versions of the Second Draft LOI.” Please update your disclosure to discuss each party’s position on the material issues negotiated in the several revised versions of the Second Draft LOI and how and why such issues evolved to the resulting Near-Final LOI or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 165 and 166 of the Registration Statement.

Valuation Analysis — Projected Information, page 174
5.
You disclose that the revenue projections prepared by ValueScope were based on estimates of the YSJA rabies, PIKA rabies and PIKA recombinant COVID-19 vaccines taking into consideration the clinical status and expected regulatory approval pathway and timeline for each applicable product. You also disclose that ValueScope reviewed projections provided by YS BioPharma’s management and adjusted and postponed the potential launch dates for PIKA rabies and PIKA recombinant COVID-19 vaccines and adjusted the projected market share ramp up accordingly. Please revise to provide more detail as to how these estimates impacted your revenue projections. In this regard, disclose the assumptions with respect to the timing of regulatory approval and potential launch dates and quantify the projected market share ramp up in each period.

In response to the Staff’s comment, the Company has revised the disclosure on page 177 of the Registration Statement.
Summary of Valuation Analysis and Opinion of Financial Advisor to the Summit Board Projected Information, page 174
6.
We note your disclosure of the financial projections used and accompanying cautionary language. Specifically, on page 175, where you state that due to the inherent uncertainties in financial projections, “shareholders are cautioned not to place undue, if any, reliance on projections” and on page 176, where you state “[shareholders] ARE CAUTIONED NOT TO RELY ON THE PROJECTIONS.” While it may be appropriate to caution investors not to place undue reliance upon prospective financial information, it is not appropriate to tell readers to not rely upon them at all since they are included in your registration statement. Please delete the words “if any” and revise your disclosures accordingly. In addition, we note your disclosure on page 176 and 177 where you disclose that there is no intention to update or revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all the assumptions underlying the forecasts are shown to be in error. Given the amount of time that appears to have passed since the Valuation Date, please tell us whether or not the projections still materially reflect management’s views on future performance and whether you intend to revise the forecast to reflect the occurrence of future events prior to the consummation of the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Registration Statement. The Company respectfully advises the Staff that, to date, the projections materially reflect YS Biopharma management’s views on YS Biopharma’s future performance and YS Biopharma currently does not intend to make any revisions.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 324
7.
We note your response to our prior comment 11 and reissue. Please address the following in your response as it relates to the 10,000,000 Public Warrants specifically:

•
Explain your analysis of the Tender Offer Provision described in Section 4.5 of the Warrant Agreement filed as an exhibit to Summit’s Registration Statement on Form S-1 in determining that liability classification was required. In this regard, explain how you applied the guidance in ASC 815-40-55-2 through 815-40-55-6 when analyzing the Tender Offer Provision.

•
Explain whether the consummation of the business combination, and particularly the elimination of the dual class structure of your common shares, impacts your analysis under the guidance referenced above.

(1)
In response to the Staff’s comment, the Company has revised the 10,000,000 public warrants as equity on page 332 of the Registration Statement. ASC 815-40-25 provides guidance for determining whether a warrant would qualify for equity classification. In general, the guidance stipulates that a warrant does not qualify for equity classification if the issuer could be required to settle the warrant in cash, regardless of the likelihood that circumstances would arise requiring cash settlement. However, the guidance provides an exception where a warrant would not be precluded from equity classification if net cash settlement of the warrant is only required in circumstances when all holders of the equity shares underlying the warrant would also receive cash in exchange for their equity shares. Such circumstances might include a change in control or another deemed liquidation event, as described in ASC 815-40-55-2 through 55-5.
815-40-55-3 However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that circumstance, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract.
According to the change-in-control provision described in Section 4.5 of the Warrant Agreement, in the case of any merger or consolidation of the Company with or into another corporation, the holders of the Warrant have the right to purchase and receive the kind and amount of shares or stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby. The holders of the Warrant receive the same form of consideration as holders of the shares underlying the contract, in which circumstance that permanent equity classification would not be precluded.
(2)
The consummation of the business combination, and particularly the elimination of the dual class structure of common shares, will not impact analysis under the guidance referenced above.

815-40-55-5 Similarly, a change-in-control provision could specify that if all stockholders receive stock of an acquiring entity upon a change in control, the contract will be indexed to the shares of the purchaser (or issuer in a business combination accounted for as a pooling of interests) specified in the business combination agreement, without affecting classification of the contract.
The elimination of the dual class structure of common shares upon the consummation of the business combination, all stockholders receive stock of Summit upon a change in control, the contract will be indexed to the shares of the purchaser specified in the business combination agreement, without affecting classification of the contract.
8.
You disclose at F-15 that on October 12, 2022, Summit had drawn down $700,000 under the Convertible Promissory Note that may be converted into warrants. Please tell us how you considered its pro forma impact on the balance sheet, as well as the need to disclose it as part of the equity instruments excluded from the pro forma share balances in Note (4) at page 330.

In response to the Staff’s comment, the Company has revised the balance sheet on pages 332 and 338, and accounted $700,000 under the Convertible Promissory Note as equity, based on the assumption that $700,000 will be converted into warrants. The Company has also revised the disclosure in Note (4) on page 338 that the above warrants as part of the equity instruments are excluded from the pro forma share balances.
General
9.
We note your new risk factor on page 130 where you disclose that the Business Combination may be subject to review and approval by the Committee on Foreign Investment in the United States (“CFIUS”), including your disclosure that certain transactions “may be subject to mandatory pre-closing CFIUS filing requirements.” Please update your risk factor to disclose whether or not the Business Combination is subject to the mandatory pre-closing CFIUS filing requirements or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Registration Statement.

10.
We note your response to prior comment 14 and reissue. While you have removed your disclosure on pages 41 and 42 and “confirmed with Summit, YS Biopharma and the Sponsor that such persons do not intend to pursue any such transactions,” your risk factor disclosure at the bottom of page 127 still states, “Sponsor, Summit’s directors, officers and their affiliates may elect to purchase shares or warrants from Summit Public Shareholders, which may influence a vote on the Business Combination and reduce Summit’s public “float.”“ Please provide your analysis on how such purchases comply with Rule 14e-5 or otherwise advise.

In response to the Staff’s comment, the Company removed such reference from page 127 of the Registration Statement.
***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.
Very truly yours,
/s/ Dan Ouyang
Dan Ouyang
Enclosures
cc:
Mr. Hui Shao, Director, President and Chief Executive Officer, YishengBio., Ltd.
Mr. Bo Tan, Director, Chief Executive Officer and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.
Mr. Ken Poon, Director, President and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.
Will H. Cai, Esq., Cooley LLP
Yiming Liu, Esq., Cooley LLP
Timothy Pitrelli, Esq., Cooley LLP
Anthony S. Chan Director, Assurance and Advisory Service, Wei, Wei & Co., LLP